1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

April 26, 2019

Via EDGAR

Ms. Tracie Mariner
Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for Fiscal Year Ended December 29, 2018
Filed February 26, 2019
Form 8-K Filed January 22, 2019
File No. 001-05224

Dear Ms. Mariner:

The following is in response to your letter dated April 22, 2019 and comments pertaining to the Form 10-K for the fiscal year ended December 29, 2018 of Stanley Black & Decker, Inc. (the “Company”) filed on February 26, 2019, and the Company’s Form 8-K filed on January 22, 2019.

Form 10-K for Fiscal Year Ended December 29, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Intangible Assets, page 39

1.
We note, for your annual goodwill impairment test, you performed the quantitative test for three of your reporting units. Please expand your disclosure to identify those reporting units and indicate, if true, that the fair values of those reporting units are substantially in excess of their carrying values. Identify for us any reporting units with a fair value not substantially in excess of their carrying value and quantify the related goodwill associated with those reporting units. For any reporting unit with a fair value not substantially in excess of their carrying value, please provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Response:

The Company will expand its disclosures (as underlined below) within the “Critical Accounting Estimates” section of Management's Discussion and Analysis of Financial Condition and Results of Operations prospectively beginning in the 2019 Form 10-K (or earlier if an interim impairment analysis is required), as follows:

“As required by the Company’s policy, goodwill was tested for impairment in the third quarter of 2019. In accordance with Accounting Standards Update ("ASU") 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment, companies are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the two-step quantitative goodwill impairment test, the fair value of the reporting unit is compared to its respective carrying amount including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment. Such tests are completed separately with respect to the goodwill of each of the Company’s reporting units. Accordingly, for its annual impairment testing performed in the third quarter of 2019, the Company applied the qualitative assessment for [number] of its reporting units, while performing the quantitative test for [number] of its reporting units. For the reporting units in which a quantitative test was performed, it was noted that the fair value for each of these reporting units exceeded its carrying amount by in excess of [X%]. Based on the results of the Company’s annual impairment testing, it was determined that the fair value of each of its reporting units is substantially in excess of its carrying amount.”

In response to the Staff’s comment with respect to the Company’s 2018 annual impairment testing, the quantitative test was performed for the Engineered Fastening, Infrastructure and Convergent Security Solutions reporting units, and it was noted that the fair value for each of these reporting units exceeded its carrying amount by in excess of 40%.

The Company will provide investors with additional information in future filings if the fair value of a reporting unit is not substantially in excess of its carrying amount regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 8-K Filed January 22, 2019, page 4

2.
We note you present Non-GAAP Adjusted EPS guidance for fiscal year 2019 in your earnings release without reconciling to the corresponding GAAP amounts. Please review the guidance provided in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when preparing your next earnings release.

Response:

The Company provided disclosure in its first quarter 2019 earnings release included in its Form 8-K filed on April 24, 2019, to reconcile GAAP EPS guidance to Non-GAAP Adjusted EPS guidance for fiscal year 2019, as follows:

“The difference between 2019 GAAP and Adjusted EPS guidance is $1.00, consisting of acquisition-related and other charges. These forecasted charges primarily relate to deal and integration costs, restructuring, Security business transformation and margin enhancement initiatives, and inventory step-up amortization.”

The Company will provide similar disclosures in future earnings releases to reconcile GAAP EPS guidance to Non-GAAP Adjusted EPS guidance consistent with the EPS reconciliation provided for actual results.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President & Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
Executive Vice President and Chief Financial Officer